UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                                                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, FOR THE YEAR ENDED OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 0-22010

A.	THOMAS GROUP, INC.
401(k) Savings Plan
(Full title of the Plan)

B.	THOMAS GROUP, INC.

5221 North O’Connor Boulevard

Suite 500

Irving, Texas 75039

(Name and address of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Page

Independent Auditor’s Report

Financial Statements:
Statements of Net Assets Available for Benefits		2
Statement of Changes in Net Assets Available for Benefits		3
Notes to Financial Statements		4

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)		S-1

Exhibits

23	Consent of Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: July 5, 2005

THOMAS GROUP, INC. 401(k) SAVINGS PLAN

(Name of Plan)

/s/ James T. Taylor

James T. Taylor
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Compensation and Stock Option Committee

Thomas Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

Dallas, Texas

May 17, 2005

THOMAS GROUP, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2004	2003
ASSETS:
Cash	$948	$—

Investments, at fair value:
Mutual funds	11,257,960	10,231,653
Money market funds	1,376,859	1,206,198
Self-directed accounts	424,122	329,688
Thomas Group, Inc. common stock	95,124	103,181
Participant loans	34,285	67,463
Total investments	13,188,350	11,938,183

Total assets	13,189,298	11,938,183

LIABILITIES	—	—

Net assets available for benefits	$13,189,298	$11,938,183

See accompanying notes to these financial statements.

THOMAS GROUP, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net appreciation in fair value of investments	$949,627
Dividends and interest	146,091
Net investment income	1,095,718

Contributions:
Participant contributions and rollovers	1,070,480
Employer	526,943
Other	931
Total contributions	1,598,354

Total additions	2,694,072

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefits paid directly to participants	1,435,291
Administrative expenses	7,628
Other	38
Total deductions	1,442,957

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,251,115

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,938,183

End of year	$13,189,298

See accompanying notes to these financial statements.

THOMAS GROUP, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF PLAN

The following description of the Thomas Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan is a salary deferral plan which was established January 1, 1990, and amended and restated January 1, 2002. The Plan covers all full-time employees of Thomas Group, Inc. (the “Company” or the “Employer”), excluding hourly and leased employees. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Company. Milliman, Inc. (“Milliman”) is the Plan’s recordkeeper. Charles Schwab Trust Company (“CSTC”) holds substantially all the Plan’s assets and is the Trustee.

Contributions

Each year, participants may contribute to the Plan, through periodic payroll deductions, up to 35% of their pre-tax annual compensation, as defined by the Plan, up to the annual deferral limit allowed for U.S. federal income taxes, which was $13,000 for 2004. A catch-up provision allows participants aged 50 by December 31, to contribute additional deferred amounts. The catch up limit was $3,000 for 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company may elect to provide a matching contribution to the Plan based on the amount of participant pre-tax contributions. The target matching contribution will be in accordance with the following schedule:

Years of Benefit Service	Matching Contribution as a Percentage Of Participant Pre-Tax Contributions

0-3	10%
4-5	25%
6-9	50%
10 or more	75%

Profit Sharing

The Company may also elect to provide a profit sharing contribution to the Plan. In 2004, there were no discretionary profit-sharing contributions.

Participant Accounts

Each participant’s account is credited or charged with: a) all the contributions, forfeitures of the non-vested portion of terminated participants’ accounts, withdrawals and other distributions made to or from such accounts; and, b) its pro rata portion of the appreciation or depreciation in the fair market value of each investment. Such appreciation or depreciation will reflect investment income, realized and unrealized gains and losses, other investment transactions, and expenses paid from each specific investment.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Participants vest in employer contributions based on years of continuous service with the Company, at a rate of 20 percent a year. A participant is 100% vested after five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct his or her participant contributions in any increment to the Company’s common stock or any of the mutual fund and money market investment options offered by CSTC. Participants may also direct their contributions into a self-directed brokerage account available through CSTC. Participants may change the allocation of their existing funds and future contributions at any time. Employer contributions are invested in the same percentages as the employee contributions.

Payment of Benefits

Participants whose employment terminates for any reason (except retirement, death or disability) are entitled to receive the vested portion of their account in the form of a lump sum payment.

Participant Loans

A participant may apply to the Plan administrator for a loan under the Plan. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans will bear interest equal to the prime rate published in the Wall Street Journal. Repayment are made through mandatory after-tax payroll deductions, not to exceed five years, unless the loan was to purchase a home, in which case, repayment is 15 years. Participant loans are collateralized by the respective participant accounts.

Hardship Withdrawals

Upon demonstrated financial need, as defined in the Plan, hardship withdrawals are allowed only from the participant’s cumulative pre-tax contributions made to the Plan.

Forfeitures

Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts. Forfeited non-vested accounts were approximately $9,600 and $4,800 at December 31, 2004 and 2003, respectively. Forfeitures of a participant’s employer matching contributions may be used to reduce future Company matching or profit-sharing contributions to the Plan. Forfeited non-vested accounts were used to pay plan administrative expenses. Forfeitures of Company profit-sharing contributions are reallocated among all remaining participants.

Administrative Expenses

The Company has paid, at its discretion, the administrative expenses of the Plan. Administrative expenses incurred were approximately $39,000 in 2004.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan continues to be operated in compliance with applicable requirements of the Code.

2.              Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule are prepared on the accrual basis of accounting.

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits. At December 31, 2004 there were no amounts allocated to withdrawing participants.

Use of Estimates

The preparation of financial statements in conformity with the United States accounting principles generally accepted as applied to defined contribution employee benefit plans requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.              Investments

Investments, at fair value, consisted of the following as of December 31:

	2004		2003
Cash	$948		$—

Mutual Funds:
American Century International Discovery Fund	957,521	*	508,710
American Century Ultra Fund	1,008,854	*	793,021	*
Capital World and Growth Fund	574,291		—
Charles Schwab S&P 500 Fund	1,073,573	*	1,080,998	*
Fidelity Magellan Fund	886,924	*	992,446	*
Fidelity Puritan Fund	1,502,591	*	1,409,604	*
Harbor Capital Appreciation Fund	1,251,898	*	1,191,698	*
Janus Small Cap Value Fund	2,426,413	*	2,504,696	*
Janus Worldwide Fund	—		347,872
MFS Massachusetts Investors Trust	—		327,499
Pimco Total Return Fund	679,408	*	798,677	*
Strong Short-Term Bond Fund	—		276,432
Thornburg Value Fund	513,597		—
Vanguard Short Term Investment Grade	382,890		—
	$11,257,960		10,231,653

Money Market funds:
Charles Schwab Advantage Money Fund	1,376,859	*	1,206,198	*

Self-Directed Accounts	424,122		329,688
Thomas Group, Inc. common stock	95,124		103,181
Participant loans	34,285		67,463
Total	13,189,298		$11,938,183

* Represents 5% or more of the Plan’s net assets.

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated by $949,627 as follows:

Mutual Funds	$942,494
Self-directed accounts	47,016
Thomas Group, Inc. common stock	(39,883)
$949,627

4.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 72-0843540    Plan Number: 003

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(d) Cost		(e) Current Value
	Cash				$948
	Money Market Funds:
*	Charles Schwab Trust Company	Advantage Money Fund		**	1,376,859

	Mutual Funds:
	American Century	International Discovery Fund		**	957,521
	American Century	Ultra Fund		**	1,008,854
	Capital	World Growth and Income		**	574,291
*	Charles Schwab Trust Company	S&P 500 Fund		**	1,073,573
	Fidelity Investments	Magellan Fund		**	886,924
	Fidelity Investments	Puritan Fund		**	1,502,591
	Harbor	Capital Appreciation Fund		**	1,251,898
	Janus	Small Cap Value Fund		**	2,426,413
	Pimco	Total Return Fund		**	679,408
	Thornburg	Value Fund		**	513,597
	Vanguard	Short Term Investment Grade		**	382,890

*	Charles Schwab Trust Company	Personal Choice Retirement Account		**	424,122

*	Thomas Group, Inc.	Common stock, 68,206 shares		**	95,124

*	Participant Loans	4.25% to 9.5% interest and varying maturities			34,285

	Total investments				$13,189,298

*                 This is identified as a party-in-interest to the Plan. Charles Schwab Trust Company acts as the Plan’s trustee.

**          Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

See Independent Registered Public Accounting Firm’s Report.

S-1